UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-36495

IHS Markit Ltd. / NASDAQ Global Select Market
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

4th Floor, Ropemaker Place 25 Ropemaker Street London, England EC2Y 9LY +44 20 7260 2000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Shares, $0.01 par value per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17CFR 240.12d2-2(a)(2)

☐	17CFR 240.12d2-2(a)(3)

☐	17CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

1       Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, IHS Markit Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 1, 2019	By: Sari Granat	EVP, Chief Administrative Officer and General Counsel
Date	Name	Title